UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 27 May 2015

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

363 M

Board of Directors

Dr Graham Kelly

Chairman & Executive Director

Steve Coffey

Non Executive Director

John O’Connor

Non Executive Director

Prof Peter Gunning

Non Executive Director

MARKET RELEASE

27 May 2015

NOVOGEN TO PRESENT AT BRAIN TUMOR BIOTECH SUMMIT 2015

New York, USA – (May 27, 2015) – US-Australian drug discovery and development company, Novogen Limited (ASX:NRT; NASDAQ:NVGN), announced today that it will present at the Brain Tumor Biotech Summit 2015, being held in New York on May 29, 2015. The venue is the Lennox Hill Hospital, East 76th St, Manhattan.

The Brain Tumor Biotech Summit brings together the nation’s top cancer specialists, biotechnology companies, the pharmaceutical industry and the investment community to promote innovative new therapies for brain tumors.

The Brain Tumor Biotech Summit is sponsored by The Brain Tumor Biotech Center at The Feinstein Institute for Medical Research and Voices Against Brain Cancer.

Novogen has been invited to present at this prestigious event because of its recent collaboration with the Feinstein Institute with the objective of bringing the drug candidate, TRXE-009, into the clinic as a treatment for both adult and pediatric brain cancers.

Novogen Group CEO, Graham Kelly PhD, will be reviewing the status of the TRXE-009 program and the data in support of the Company’s belief that this molecule represents a major new initiative in the search for an effective chemotherapy approach to both primary and secondary brain cancers.

About TRXE-009

TRXE-009 is a small molecule cytotoxic. It belongs to the super-benzopyran family of compounds that express pan anti-cancer activity through disruption of the cancer cell’s capacity to maintain trans-membrane electron potential in vital structures such as mitochondria. TRXE-009 shows strong anti-cancer activity in animals against a variety of cancer phenotypes including melanoma and prostate and on that basis is being brought into a first-in-man study in 2016 for solid cancers. However, it also shows strong cytotoxicity against cancer cells of neural origin including glioblastoma, medulloblastoma and diffuse intrinsic pontine glioma, leading to a parallel program designed to optimise the drug formulation to ensure maximum access of the drug candidate to tumors within the brain.

About Novogen

Novogen is a public, Australian-US drug development company whose shares trade on both The Australian Securities Exchange (NRT) and NASDAQ (NVGN). The Novogen group includes US-based, CanTx Inc, a joint venture company with Yale University. Novogen has two drug technology platforms yielding drug candidates that are first-in-class with potential application across a broad range of degenerative diseases. In the oncology field, the ultimate objective is to see both drug technologies used in combination as first-line therapy across most forms of cancer, with the objective of preventing tumor recurrence. This objective is based on a strategy of achieving comprehensive destruction of the full hierarchy of cells within a tumor with the super-benzopyran technology platform killing the tumor-initiating cells and the anti-tropomyosin technology, combined with vinca alkaloids, to deliver a potent chemical debulking effect on their daughter cells.

For more information, please visit www.novogen.com

About Voices Against Brain Cancer

Voices Against Brain Cancer’s (VABC) mission is to find a cure for brain cancer and brain tumors by advancing scientific research, increasing awareness, creating a brain cancer and tumor community, and supporting patients, their families and caregivers afflicted with this devastating disease.

VABC has a wide variety of initiatives in motion for brain cancer research, awareness and support. The organization’s research grants fund cutting-edge programs that will have a monumental impact on the diagnosis and treatment of brain cancer and brain tumors. Currently, these grants are being funded at numerous esteemed institutions including: Baylor University, Boston Children’s Hospital / Harvard, Brain Tumor Biotech Center / Feinstein Institute / North Shore LIJ Health System, Brookhaven National Laboratory, Central Brain Tumor Registry Of The United States, Children’s Hospital Of Philadelphia, Cleveland Clinic, Columbia, Cornell, Dana Farber / Harvard, Duke, The Feinstein Institute / North Shore LIJ Health System, Harvard, Hofstra / North Shore LIJ School Of Medicine, Johns Hopkins, Lenox Hill Hospital / North Shore LIJ Health System, Long Island Brain Tumor Center, NY, Lurie Children’s Hospital / Northwestern, Massachusetts General Hospital / Harvard, MD Anderson, Memorial Sloan Kettering, New York University, Northwestern University, Ohio State University, Rush University, Stony Brook University, University Of California Davis, University Of California Irvine, University Of California Los Angeles, University Of California San Diego, University Of California San Francisco, University Of Chicago, University Of Michigan, University Of Pittsburgh, University Of Texas San Antonio, University Of Virginia, Vanderbilt University, Wake Forest, Washington University, Yale and more.

For more information, visit http://www.voicesagainstbraincancer.org/

About the Brain Tumor Biotech Center

The Brain Tumor Biotech Center is an interactive hub for scientists, clinicians and biotech companies in the neuro-oncology space to join forces and accelerate the delivery of novel drugs to patients living with brain tumors.

John A. Boockvar, MD, and Marc Symons, PhD, are both Co-Directors of the Brain Tumor Biotech Center.

For more information visit http://www.feinsteininstitute.org/brain-tumor-biotech-center

About Lenox Hill Hospital

Lenox Hill Hospital, a member of the North Shore-LIJ Health System, is a 652-bed, fully accredited, acute care hospital located on Manhattan’s Upper East Side with a national reputation for outstanding patient care and innovative medical and surgical treatments. US News & World Report has ranked the hospital among the nation’s top 50 in Cardiology and Heart Surgery, and among the top 10 hospitals in the state of New York with a total of 10 “high performing” designations for its clinical performance in Cancer, Diabetes & Endocrinology, Gastroenterology & GI Surgery, Geriatrics, Gynecology, Nephrology, Neurology & Neurosurgery, Orthopedics, Pulmonology and Urology. It is also recognized nationally as a leader maternal/child health and offers a wide range of services in radiology, and medical and surgical specialties. For more information, go to www.lenoxhillhospital.org

Corporate Contact Dr. Graham Kelly Executive Chairman & CEO Novogen Group Graham.Kelly@novogen.com +61 (0) 2 9472 4101	Media Enquiries Prue Kelly Media Officer Novogen Group Prue.Kelly@novogen.com +61 (0) 2 9472 4100

Forward looking statement

All statements other than statements of historical fact included in this announcement including, without limitation, statements regarding future plans and objectives of Novogen Limited (“Novogen”) are forward-looking statements. When used in this announcement, forward-looking statements can be identified by words such as ‘may’, ‘could’, ‘should’, ‘would’, ‘believes’, ‘estimates’, ‘targets’, ‘expects’ or ‘intends’ and other similar words that involve risks and uncertainties.

Such statements relate to future events and expectations and as such involve known and unknown risks and uncertainties. These risks and uncertainties include, among other things, market conditions, weather risks, economic and political risks.

These statements are based on an assessment of present economic and operating conditions, and on a number of assumptions regarding future events and actions that, as at the date of this announcement, are expected to take place. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the control of Novogen, its directors and management, which could cause Novogen’s actual results to differ materially from the results expressed or anticipated in these statements.

Novogen cannot and does not give any assurance that the results, performance or achievements expressed or implied by the forward-looking statements contained in this announcement will actually occur and investors are cautioned not to place undue reliance on these forward-looking statements. Actual results, actions, and developments may differ materially from those expressed or implied by those forward-looking statements depending on a variety of factors.

Novogen does not undertake to update or revise forward- looking statements, or to publish prospective financial information in the future, regardless of whether new information, future events or any other factors affect the information contained in this announcement, except where required by applicable law and stock exchange listing requirements.